# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hepion Pharmaceuticals, Inc., CIK 0001583771
CUSIP: 426897401
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: c/o Hepion Pharmaceuticals, Inc., 34 Shrewsbury Ave., Suite 1D, Red Bank, New Jersey (NJ), 07701
Date of event which requires filing of this statement: 08/03/2026
Filed by CIK 0001532793
Persons authorized to receive notices and communications: Gary Stetz, c/o Hepion Pharmaceuticals, inc.,, 34 Shrewsbury Ave., Suite 1D, Red Bank, New Jersey (NJ), 07701, (732) 902-4000

## Reporting persons
- Gary Stetz (CIK 0001532793): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 5,250,000; shared voting power 0; sole dispositive power 5,250,000; shared dispositive power 0; aggregate amount beneficially owned 5,250,000 (5.7% of the class)
  Comment: (1) The percentage reported in row 13 above is calculated with a numerator of 5,250,000 shares beneficially owned by the reporting person including 2,000,000 shares of common stock issuable upon exercise of warrants and a denominator of 90,219,317 shares of Common Stock outstanding as of August 10, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Hepion Pharmaceuticals, Inc.
Address of issuer's principal executive offices: c/o Hepion Pharmaceuticals, Inc., 34 Shrewsbury Ave., Suite 1D, Red Bank, New Jersey (NJ), 07701

## Item 2. Identity and Background
Name of person filing: This Statement is being filed on behalf of Gary Stetz (the "Reporting Person").
Residence or business address: The business address of the Reporting Person is 34 Shrewsbury Ave, Red Bank, NJ 07701.
Present principal occupation or employment: Mr. Stetz is a director and interim Chief Executive Officer of the Issuer.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: Mr. Stetz is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The aggregate purchase price of the shares of Common Stock beneficially owned by the Reporting Person was approximately $150,000.00.

On April 21, 2026 the Reporting Person acquired 1,250,000 shares of Common Stock of the Issuer pursuant to a Securities Purchase Agreement dated April 21, 2026 for an aggregate purchase price of $50,000.

On July 31, 2026, the Reporting Person acquired 2,000,000 shares of Common Stock of the Issuer and one warrant to purchase 2,000,000 shares of Common Stock of the Issuer pursuant to a Securities Purchase Agreement dated July 31, 2026 for an aggregate purchase price of $100,000.

The warrant is immediately exercisable at $0.06 per share, subject to the Beneficial Ownership Limitation contained therein.

## Item 4. Purpose of Transaction
Purpose of transaction: The Common Stock owned by the Reporting Person was acquired for investment purposes. The Reporting Person may make further acquisitions of the Common Stock from time to time. Except for the foregoing, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See response to Item 5(a) on the cover page for the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to Item 5(b) on the cover page for the Reporting Person.
Transactions in the class effected during the past sixty days:
On July 31, 2026, the Reporting Person acquired 2,000,000 shares of Common Stock of the Issuer and one warrant to purchase 2,000,000 shares of Common Stock of the Issuer pursuant to a Securities Purchase Agreement dated July 31, 2026 for an aggregate purchase price of $100,000.

Except as described above, the Reporting Person has not effected any transaction in the Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Gary Stetz: /s/ Gary Stetz, Gary Stetz (08/20/2026)